Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Westinghouse Air Brake Technologies Corporation for the registration of Debt Securities, Common Stock, Preferred Stock, Warrants, Depositary Shares, Purchase Contracts and Units and to the incorporation by reference therein of our reports dated February 22, 2013, with respect to the consolidated financial statements and schedule of Wabtec Corporation, and the effectiveness of internal control over financial reporting of Wabtec Corporation, included in its Annual Report (Form 10-K) for the year ended December 31, 2012, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Pittsburgh, Pennsylvania

August 5, 2013